# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: IMMUCELL CORP /DE/, CIK 0000811641
CUSIP: 452525306
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 56 EVERGREEN DR, 56 EVERGREEN DR, PORTLAND, Maine (ME), 04103
Date of event which requires filing of this statement: 09/17/2024
Amends the filing with accession number 0001744329-24-000003
Filed by CIK 0001744329
Persons authorized to receive notices and communications: SRK CAPITAL, LLC, 206 South Avenue, Ste 8, Media, Pennsylvania (PA), 19063, (610) 424-1017; SEAN KIRKWOOD, 206 South Avenue, Ste 8, Media, Pennsylvania (PA), 19063, (610) 424-1017

## Reporting persons
- SRK FUND I, LP (CIK 0001744329): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); shared voting power 502,258; shared dispositive power 502,258; aggregate amount beneficially owned 502,258 (6.4% of the class)
  Comment: Percentage calculated based on 7,833,080 shares of common stock, par value $0.10 per share, outstanding as of August 2, 2024, as reported in the Form 10-Q for the fiscal quarter ended June 30, 2024 of ImmuCell Corporation.
- SRK Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); source of funds: other (OO); shared voting power 502,258; shared dispositive power 502,258; aggregate amount beneficially owned 502,258 (6.4% of the class)
  Comment: Percentage calculated based on 7,833,080 shares of common stock, par value $0.10 per share, outstanding as of August 2, 2024, as reported in the Form 10-Q for the fiscal quarter ended June 30, 2024 of ImmuCell Corporation.
- Sean Kirkwood: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); shared voting power 502,258; shared dispositive power 502,258; aggregate amount beneficially owned 502,258 (6.4% of the class)
  Comment: Percentage calculated based on 7,833,080 shares of common stock, par value $0.10 per share, outstanding as of August 2, 2024, as reported in the Form 10-Q for the fiscal quarter ended June 30, 2024 of ImmuCell Corporation.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: IMMUCELL CORP /DE/
Address of issuer's principal executive offices: 56 EVERGREEN DR, 56 EVERGREEN DR, PORTLAND, Maine (ME), 04103

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares purchased by SRK Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 502,258 Shares beneficially owned by SRK Fund is approximately $2,430,957.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, SRK Fund beneficially owned 502,258 Shares. Representing approximately 6.4% of the outstanding shares.

SRK Capital, as the general partner of SRK Fund, may be deemed the beneficial owner of the 502,258 Shares owned by SRK Fund. Representing approximately 6.4% of the outstanding shares.

Mr. Kirkwood, as the sole owner, member, and manager of SRK Capital, may be deemed the beneficial owner of the 502,258 Shares owned by SRK Fund. Representing approximately 6.4% of the outstanding shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
SRK Fund:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 502,258
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 502,258

SRK Capital:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 502,258
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 502,258

Mr. Kirkwood:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 502,258
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 502,258
Transactions in the class effected during the past sixty days:
This Schedule sets forth information with respect to each purchase and sale of shares of Common Stock which were effectuated by the Reporting Person within the past sixty (60) days. All transactions were effectuated in the open market through a broker. Where the price reported in the column titled "Price Per Share ($)" is a weighted average price. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock sold or purchased at each separate price.

Trade Date Shares Purchased Price Per Share ($)
7/19/2024 3,900 4.19
7/25/2024 7,200 4.08
8/02/2024 22,900 3.99
8/05/2024 5,622 3.72
8/06/2024 2,446 3.89
8/08/2024 5,701 3.70
8/13/2024 100 3.82
8/22/2024 4,900 3.55
8/27/2024 6,810 3.85
8/29/2024 16,601 3.80
9/10/2024 1,000 3.85
9/17/2024 12,000 3.48
Other persons with the right to receive dividends or sale proceeds: To the knowledge of any of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- SRK FUND I, LP: SRK Capital, LLC, general partner (09/17/2024)
- SRK FUND I, LP: Sean Kirkwood, Authorized Signatory (09/17/2024)
- SRK Capital, LLC: Sean Kirkwood, manager (09/17/2024)
- Sean Kirkwood: Sean Kirkwood, Sean Kirkwood (09/17/2024)